News Release

Burcon Receives NASDAQ Letter Regarding Minimum Bid Price Deficiency

Vancouver, British Columbia, April 06, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, announced that on April 1, 2022, the Company received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with Listing Rule 5550 (a)(2), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.  The Company has not met this requirement for a period of 30 consecutive business days.

The Nasdaq notification letter does not result in the immediate delisting of the Company's common shares, and the shares will continue to trade uninterrupted under the symbol "BRCN".

The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the compliance period the Company's closing bid price is at least US$1 for a minimum of 10 consecutive business days, Nasdaq will provide Burcon with a written confirmation of compliance and the matter will be closed.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance.

Burcon's management is reviewing various options available to the Company in order to regain compliance with Nasdaq's listing rules.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements regarding the Company's ability to regain compliance with Nasdaq requirements or eligibility for additional time to regain compliance. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM